

March 6, 2012

Via Facsimile
Dayong Sun, Chief Executive Officer
Kama Resources Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

Re: Kama Resources Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed February 15, 2012
File No. 333-164206

Dear Mr. Sun:

We have reviewed your amended filing and your response letter dated February 15, 2012 and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated February 8, 2012.

General

1.   We note that you have elected to establish an escrow account in which funds from the offering will be placed. Please file an executed escrow agreement in a pre-effective amendment to your registration statement and revise your disclosure accordingly.

2.   We note that you have included disclosure responsive to prior comment 3 even though you now indicate that any funds received from investors in your offering will be held in escrow. Where the offering structure provides assurances that a minimum will be sold if any shares are sold, compliance with Exchange Act Rules 15c2-4 and 10b-9 is required. Under these rules, if the minimum is not met, prompt return of those funds to the purchasers is mandatory. Your statements regarding the risk that the funds placed in escrow could be attached and could result in investors losing all of their investment does not appear to be consistent with the view that the escrowed funds will be promptly returned. Please revise the cover page and related risk factor disclosure to more accurately convey the effect of placing the funds from the offering in escrow on your ability to return funds promptly if the minimum is not met.

Terms of Sale of Securities

3.   Please identify the person or entity that will evaluate whether the minimum amount of subscriptions has been received and when this determination must be made with respect to the termination of the offering. In this regard, it does not appear that you have

disclosed when the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K and include information regarding when the offering will end on the cover page.

Please contact the undersigned at (202) 551-3457 with any questions you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Jill Arlene Robbins, P.A.